GSR II METEORA ACQUISITION CORP.

840 Park Drive East

Boca Raton, Florida 33434

February 25, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Victor Rivera Melendez

Re:	Registration Statement on Form S-1 (File No. 333-261965)

GSR II Meteora Acquisition Corp.

Dear Mr. Melendez,

Please withdraw the request on Form RW, made on February 24, 2022, with respect to the above-referenced Registration Statement. The request on Form RW was a withdrawal of the requests for acceleration that were submitted to you on February 22, 2022, on behalf of GSR II Meteora Acquisition Corp. and the Underwriters, who each submitted a new request for effectiveness concurrently with the Form RW.

GSR II METEORA ACQUISITION CORP.

By:	/s/ Gus Garcia
Name: Gus Garcia
Title: Co-Chief Executive Officer

Cc:	Lewis Silberman, GSR II Meteora Acquisition Corp.

Steven Stokdyk, Latham & Watkins LLP

Philip Dear, Latham & Watkins LLP